Exhibit 99.76

RIO ALTO DRILLS 134 METRES of 2.29 GRAMS of GOLD per TONNE

For Immediate Release	June 15, 2011

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to report assay results from 18 reverse circulation (“RC”) drill holes within and around the Calaorco Pit at the La Arena Gold Oxide Mine (“Oxide Mine”) located in Peru.

Significant intercepts were:

Hole	Intercept (mts)	Gold Grade (g/t)
CA-R11-018	184	0.84
CA-R11-020	134	2.29
CA-R11-021	274	0.51
CA-R11-022	200	1.43
CA-R11-024	296	0.69
CA-R11-025	210	0.62

Rio Alto previously announced an 11,700m RC drilling program at the Calaorco Pit. Based on the results obtained from the first 32 holes totaling 9,029m management has decided to increase the program by 3,000m to 14,700m in approximately 55 holes. Rio Alto will deliver an updated resource model or the Calaorco Pit during Q4 2011. Management expects that this drilling program will: result in positive changes to the resource block classification; define new resource blocks; and identify new areas to test in order to increase resources.

On April 26, 2011 the Company reported the results from 14 holes totaling 3,755m. This announcement reports the results of an additional 9,029m in 18 holes. All holes, except one, intercepted gold mineralization in excess of the current mining cutoff grade within and outside of the current pit design. The results of the most recent 18 holes within the oxide breccia sandstone are outlined below:

Drill Results

References to “Pit Location” in the following table refer to intercepts within (“Inside”) the Calaorco Oxide Pit or drill hole intercepts that extended below (“Below”) the Calaorco Oxide Pit. A map illustrating drill hole locations and selected drill hole cross sections related to this press release may be accessed by following this link: http://media3.marketwire.com/docs/0615rio.pdf.

Hole ID	From	To	Interval (m)	Au g/t	Ag g/t	Pit Location
RC15	88	104	16	0.41	0.40	Inside
RC16	182	200	18	0.33	0.92	Inside
RC17	0	40	40	3.44	0.28	Inside
Including	18	34	16	6.08	0.33	Inside
RC17	112	166	54	0.36	0.21	Inside
RC17	236	300	64	0.38	0.33	Inside
RC18	0	184	184	0.84	0.30	Below
Including	18	54	36	2.17	0.29	Inside
RC19	122	150	28	0.25	0.52	Inside
RC20	4	138	134	2.29	0.59	Inside
Including	48	60	12	6.00	0.42	Inside
Including	104	114	10	6.12	0.62	Inside
RC21	0	274	274	0.51	0.51	Below
Including	56	70	14	2.52	0.96	Inside
RC22	0	20	20	0.28	0.21	Inside
RC22	88	288	200	1.43	0.26	Below
Including	132	186	54	3.55	0.32	Inside
Including	174	182	8	16.02	0.20	Inside
RC23	4	32	28	0.56	0.21	Inside
RC23	54	78	24	0.60	0.79	Inside
RC23	100	162	62	0.29	0.30	Inside
RC23	178	196	18	0.58	0.56	Inside
RC23	218	252	34	0.28	0.42	Below
RC24	2	298	296	0.69	0.41	Below
RC25	0	210	210	0.62	0.26	Below
Including	80	94	14	3.05	0.26	Inside
RC25	242	260	18	0.45	0.20	Below
RC26	72	106	34	0.72	0.62	Inside
Including	74	76	2	8.13	2.40	Inside
RC26	246	300	54	0.32	0.41	Inside
RC27	214	336	122	0.37	0.37	Below
RC28	18	264	246	0.33	0.42	Below
Including	22	26	4	1.61	1.35	Inside
Including	102	108	6	1.47	0.33	Inside
Including	220	226	6	1.06	0.67	Below
RC29	10	28	18	0.45	0.20	Inside
RC29	104	146	42	0.19	0.58	Inside
RC30	0	34	34	0.11	0.20	Inside
RC30	86	106	20	0.13	0.34	Inside
RC30	164	178	14	0.22	0.23	Inside
RC30	264	306	42	0.20	0.31	Below
RC31	Below the cutoff grade
RC32	32	54	22	0.22	1.18	Inside

There are two RC drill rigs working at La Arena. By the end of June, four diamond drill rigs are scheduled to arrive on site.

Approximately 500m north of Calaorco a new exploration target, Astrid, has been identified by surface mapping and geochemical sampling. This target has the same geological and geochemical characteristics as Calaorco. At Astrid the Company plans to run 20 Km of IP and Ground Magnetic lines to identify drill targets.

Quality Control and Assurance

Sampling of the reverse circulation drilling and sample preparation were performed by Rio Alto personnel and were carried out under strict protocols recommended in the NI 43-101 Technical Report dated July 31, 2010 prepared by Coffey Mining Pty Ltd for the Company ("the Report"). Samples were taken every 2m and split in half to yield seven to ten kilogram samples. Drill sample recovery was generally in excess of 90%. Rio Alto has a rigorous QA/QC program to control the chain-of-custody of samples and the insertion of blanks, duplicates, and certified reference standards in each batch of samples. Samples were shipped to CIMM-Peru in Lima where they were dried, crushed, pulverized, and assayed. All gold assays were obtained by standard 50g fire assaying with AA finish. All silver assays reported in the press release were obtained by Aqua-Regia dissolution followed by ICP measurement. CIMM-Peru is an ISO 9001:2000 certified laboratory.

Enrique Garay, M Sc. P. Geo. (AIG Member), Vice President Geology of Rio Alto is the Qualified Person responsible for the management of the exploration program and disclosure of the drill results as defined by National Instrument 43-101. Mr. Ian Dreyer, B.App.Sc (AUSIMM Member), of Coffey Mining Pty Ltd, a Qualified Person as defined by National Instrument 43-101, designed and reviewed the Quality Control and Assurance program carried out by the Company with respect to these drill results. Each of Mr. Garay and Mr. Dreyer has read and approved the scientific and technical information in this news release. For additional information regarding the Oxide Mine please refer to the Report, a copy of which is available under Rio Alto's SEDAR profile at www.sedar.com

This news release contains certain forward-looking information including statements concerning the expected timing for the arrival of drills at La Arena, the timing of a new resource estimate for Calaorco and the announcement of an exploration program at the Astrid target. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & COO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: +511 99279 4655	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.